May 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Pearlyne Paulemon

Jeffrey Gabor

Re:	ProCap Acquisition Corp
Registration Statement on Form S-1
Filed April 30, 2025, as amended
File No. 333-286876

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 13, 2025, in which we, as representative of the several underwriters of ProCap Acquisition Corp’s proposed public offering, joined ProCap Acquisition Corp’s request for acceleration of the effective date of the above-referenced registration statement on Form S-1 (the “Registration Statement”) for Thursday, May 15, 2025, at 4:30 p.m. Eastern Time (the “Effective Date”), in accordance with Rule 461 under the Securities Act of 1933, as amended. ProCap Acquisition Corp is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the Effective Date.

Please contact our counsel, Christian O. Nagler of Kirkland & Ellis at Christian.Nagler@kirkland.com or by telephone at (212) 446-4660 with any questions.

[signature page follows]

Sincerely yours,

BTIG, LLC

By:	/s/ Paul Wood
Name:	Paul Wood
Title:	Managing Director, Co-Head of SPAC Investment Banking

cc:	Anne Peetz, Reed Smith LLP

Christian O. Nagler, Kirkland & Ellis LLP

[signature page to withdrawal of acceleration request]